Mail Stop 3561

June 16, 2008

Peter A. Darbee
Chairman, President and Chief Executive Officer
PG&E Corporation
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

William T. Morrow
President and Chief Executive Officer
Pacific Gas and Electric Company
77 Beale Street, P.O. Box 770000
 San Francisco, California 94177

> **Re:** **PG&E Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2008**
> **File No. 1-12609**
>
> **Pacific Gas and Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2008**
> **File No. 1-02348**

Dear Mr. Darbee and Mr. Morrow:

    We have reviewed your letter dated June 12, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 40

How Did the Compensation Committee Benchmark and Establish the 2007 Officer
Compensation Program?, page 41

1. We note your response to comment 1 in our letter dated June 2, 2008. Please
provide us with your intended disclosure for future filings based on information
for the above referenced documents.

   The same follow-up comment applies to your response to comment 2 in our letter
   dated June 2, 2008.

*　　*　　*

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or
Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with
any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Hyun Park, Senior Vice President and General Counsel
PG&E Corporation